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                      May 29, 2024

       Mr. Wei-Hsein Lin
       President
       YUMMIES, INC.
       6F., No.516, Section 1, Neihu Road,
       Neihu District.,
       Taipei City 114, Taiwan

                                                        Re: YUMMIES, INC.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 000-32361

       Dear Mr. Wei-Hsein Lin:

               We issued comments to you on the above captioned filing on March 29, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 11, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction